Imaging the Future in...


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Health & Security

ANALOGIC®

FINANCIAL Highlights

Fiscal Years Ended July 31, 2008 and 2007
(in thousands, except per share data)

	2008	2007
Revenues	$413,509	$340,782
Income from Operations	24,311	2,325
Net Income	23,486	15,380
Net Income per Share: Basic	$ 1.78	$ 1.11
Net Income per Share: Diluted	$ 1.77	$ 1.10

Analogic Corporation 2008 ANNUAL Report

Analogic is a growth-oriented, high-technology signal- and image-processing company, providing products and services to Original Equipment Manufacturers (OEMs) and end users in growing medical diagnostics and security markets throughout the world. A world-class engineering and manufacturing organization, we are recognized by the world's best-known imaging companies and by technology start-ups for continuing invention and innovation in Computed Tomography (CT), Magnetic Resonance (MR), Ultrasound, Digital Mammography (DM), Patient Monitoring, and Aviation Security, with growing capabilities in Molecular Imaging and Precision Motion Controls.

As populations in North America, Europe, and Japan continue to age, the number of medical imaging procedures performed continues to climb. Population and economic growth in the BRIC countries – Brazil, Russia, India, and especially China – are also generating powerful demands for improved health care. Concurrently, advances in medical imaging technology enable clinicians to gather much more information without more expensive, riskier, invasive procedures that also require longer patient hospitalization and recuperation. Cardiologists, for example, are now able to examine the entire human heart via a CT scan taken between heart beats. Additionally, imaging technologies are now being used to direct the delivery of, and evaluate, therapeutic procedures. The demand for medical imaging procedures is expected to continue to grow. Pressures to reduce the rapid increase in the overall cost of medical imaging should drive continuing innovation and long-term opportunities in imaging technology. Advanced imaging technology is also being applied to improving aviation security, providing higher levels of detection while accelerating throughput, reducing costs for governments, airports, and airlines, and minimizing passenger inconvenience.

Analogic is well positioned to achieve continuing growth in Health & Security markets through the application of innovative signal- and image-processing technologies.



Fellow Shareholders

Fiscal 2008 was a year of solid growth and progress for Analogic.

Revenues for fiscal 2008 were $413.5 million, up $72.7 million, or 21%, from $340.8 million a year earlier. Income from operations was $24.3 million, up $22.0 million, or 946%, from $2.3 million a year earlier. Net income improved 53% to $23.5 million, or $1.77 per diluted share, compared with $15.4 million, or $1.10 per diluted share, for the same period a year earlier.

Our Medical Imaging products business grew to $231.7 million from $190.7 million, an increase of 21% over the prior year, due primarily to volume shipments of our new Computed Tomography (CT) Data Management Systems (DMSs), which combine our advanced Data Acquisition Systems (DASs) with our X-ray detectors. The revenue increase also included $18.3 million in revenue from our new Copley Controls subsidiary, acquired in mid-April.

Digital Radiography (DR) segment revenues grew to $28.1 million from $18.1 million, an increase of 55%, due primarily to growth in shipments of a new flat-panel digital mammography detector to Siemens. DR revenues are expected to improve gradually over the next year when we ramp shipments of detectors to two additional major Original Equipment Manufacturers (OEMs) as they begin shipping new full-field digital mammography systems. B-K Medical revenues for 2008 were $93.0 million, up from $80.8 million, an increase of 15%. Approximately half that increase was due to favorable benefits of exchange rates. Security technology revenues were $49.8 million, up from $40.6 million, an increase of 23%, due primarily to increased shipments of EXACT® security-imaging systems.

Fiscal 2008 was a year of significant change as well. Early in the year our management team was enhanced with the appointments of Peter Cempellin as head of our Security Division; John O'Connor, Ph.D., as head of our new Engineering organization; John Fry as General Counsel; and Doug Rosenfeld as head of Human Resources. We also reduced our business losses. We trimmed our $26.3 million loss in Digital Radiography in 2007 to a $5.2 million loss in 2008, with the segment recording its first profit ever in the fourth quarter. DR is expected to be profitable going forward. Our security business was also restructured. Costs were cut to be in line with expected security revenues and we focused our research efforts on projects with volume orders or customer-funded research. The result was a 2008 profit of $5.0 million and a contract for $6.9 million for operational hardening and final testing of the eXaminer® XLB Explosives Detection System (EDS) currently in the certification testing process with the U.S. Transportation Security Administration (TSA).

In the third quarter we acquired privately held Copley Controls Corporation, a supplier of electronic motion control systems and the leading independent OEM supplier of gradient amplifiers for Magnetic Resonance (MR), with total annual revenues of approximately $80 million. The acquisition established Analogic as the world's largest OEM supplier of power systems for MR, a business with revenues roughly comparable in magnitude to our medical CT and ultrasound businesses. Analogic and Copley have complementary customer bases, which presents opportunities to grow our amplifier business and to offer precision integrated power systems to our customers, opening up additional opportunities for growth.

A corporate restructuring was completed during the fourth quarter. A reduction in force was implemented, which, in conjunction with a voluntary retirement program, will bring our long-term costs down, and our engineering staff was reorganized along functional lines. We also strengthened product marketing, adding business development and marketing staff, implementing new account management for our OEM customers, and increasing B-K Medical's direct sales force, all important investments in our future. Our long-term success depends on developing innovative new products for our customers year after year. This year we began shipping water-cooled Radio Frequency (RF) amplifiers for 3.0 Tesla (T) MR systems to two OEM customers. Our Copley subsidiary ramped up production of a new family of 1.5 T and 3.0 T gradient amplifiers for a third major OEM. We commenced development of PowerLink™, our non-contact power transmission system, for a major OEM, and began work on the world's widest-coverage, multi-slice CT DAS. The Company began producing a 16-slice DMS and developing a 64-slice DMS for a new customer. Our Sound Technology Inc. (STI) subsidiary completed development of a number of new ultrasound probes for OEMs, with more in the pipeline, and B-K Medical announced the Pro Focus OR, the first dedicated ultrasound system for the operating room. B-K Medical is also completing development of two new ultrasound scanning platforms scheduled to begin shipping in the second half of fiscal 2009.

We also continued new product development for security imaging. Two new automatic EDSs to screen checked baggage for aircraft are nearing completion: a medium-speed system designed primarily for small- to mid-sized airports, and a very-high-speed system designed for large, heavy traffic airports, known as the eXaminer SX and eXaminer XLB respectively. In March we announced an agreement awarding L-3 Communications exclusive worldwide rights to market and service the new systems for air-carrier, checked-baggage applications. The eXaminer SX completed certification testing in November 2008 and is expected to begin shipping in the first half of calendar 2009. The eXaminer XLB is expected to complete the certification process in fiscal 2009, and be available by the end of calendar 2009, contributing to sustained, profitable growth in our security business.

In October 2007 the TSA ordered 12 of our COBRA® checkpoint systems with installation and engineering support for a potential value of $7.6 million, part of an Indefinite Delivery Indefinite Quantity (IDIQ) contract for up to 40 COBRA systems over two years. Two COBRA units were shipped during fiscal 2008, and ten are scheduled to ship during fiscal 2009.

Our Board of Directors experienced dynamic change as well. In January, Ed Voboril was elected Chairman, succeeding Founder and Chairman Bernard Gordon, and Gerald Wilson was elected Vice Chairman. We are grateful to Bernie for his enormous contributions to the Company, which were recognized in the dedication of the new Gordon Conference Center in our Peabody facilities last January. At the end of the fiscal year John A. Tarello retired from the Board. John had earlier served as Chairman, and most recently as Vice Chairman. We also thank John for his many contributions to the Company over his long career. In August 2007 Dr. Fred Parks, former Chairman and CEO of Urologix, Inc., joined the board, and in April 2008 Dr. Sophie Vandebroek, Chief Technology Officer at Xerox Corporation, was elected to succeed John Tarello, beginning in August 2008. We are pleased to add two outside directors of such stature to our Board.

Following the close of our fiscal year, world markets experienced dramatic turbulence, raising concerns about the global economy and opportunities for growth. We obviously are not immune to fluctuations in the world economy, but Analogic is a leader in a strong, resilient medical equipment industry. Despite possible oscillations in orders, demographics indicate that the demand for medical imaging procedures – and innovative equipment – should continue to grow worldwide. Similarly, we continue to live in an insecure world and, though there may be governmental budgetary delays in deploying advanced security technology, we believe people and governments will continue to demand effective security equipment for airports and beyond.

In conclusion, fiscal 2008 was a year of growth and change for Analogic. Looking ahead, we will continue to invest in our people, our technology, and our channels as we envision and pursue many opportunities for continuing growth as *"The World Resource for Health and Security Technology."*

Sincerely,



Jim Green
President and Chief Executive Officer

November 14, 2008



Imaging the Future in Health







Magnetic Resonance Analogic's high-precision power system technologies are employed in Magnetic Resonance (MR) systems worldwide. For over two decades we have been the leading OEM supplier of Radio Frequency (RF) amplifiers for MR, including the first solid-state and water-cooled RF amplifiers. The acquisition of Copley Controls Corporation this year transformed Analogic into the world's largest OEM supplier of gradient amplifiers as well.

Today we supply precision power systems for a wide range of whole-body MR systems *(far left)*, from the low-cost, low-field, open 0.3 Tesla (T) systems commonly used in developing countries, to the first prototypes of the powerful 7.0 T systems. Analogic supplies power systems for the workhorse 1.5 T systems as well as the advanced 3.0 T systems that are gaining increased acceptance in high-end imaging suites in university and research hospitals. The powerful 3.0 T systems provide enhanced image quality, expanding the range of applications for MR to include high-end angiography as well as cardiac and breast imaging. Our RF amplifiers incorporate patented technology, providing superior performance over a wide dynamic range.

Our development of multi-excite, multi-channel transmission is forging a new frontier in MR. Multi-channel capabilities dramatically improve operating efficiency – up to 8-10 times – facilitating much-higher-resolution images while shortening patient scan times. The results are increased patient comfort, higher patient throughput, and reduced cost per patient. Our new AN8140 multi-channel amplifier is configured with eight 4 kW amps in a Field Replaceable Unit (FRU), allowing for faster maintenance. Revolutionary "soft switching" technology is also being employed to further reduce system power consumption and end-user operating costs. Our new water-cooled amplifier designs eliminate fans, run quieter, and use fewer moving parts, enabling the design of complete MR systems that are considerably smaller, less expensive, and more reliable than conventional, air-cooled systems. We have also developed digitally controlled RF amplifiers to better ensure stability and reliability. Analogic now supplies a range of gradient amplifiers and integrates RF and gradient amps in our factory, further reducing costs for our customers, improving reliability, and shortening time to market.



Computed Tomography For over thirty years, Analogic has been the leading OEM supplier of advanced Computed Tomography (CT) technology. We provide a broad range of Data Acquisition Systems (DASs) for single- and multi-slice volumetric CT systems. At the forefront of volumetric scanning, the Company developed proprietary Application-Specific Integrated Circuits (ASICS) for multi-slice DASs. Our 64-slice DAS was an industry first, and the world's widest coverage, multi-slice, DAS is in development. Volumetric scanning is opening up new applications for CT, which is now able to image the entire heart between beats and the entire brain during a single gantry rotation – in under half a second.



The Company supplies a broad array of CT components and subsystems, including digital conversion materials, image reconstruction engines, control computers, rotor controls, power systems, and detectors. We integrate complete subsystems to reduce customers' time to market and development, integration and testing costs. Our new Data Management Systems (DMSs) integrate advanced DASs with innovative wide-area detectors in a tileable architecture. This year we began shipping a 16-slice DMS *(see CT angiograph left)* for a new OEM customer and developing 64-slice DMSs. Another new CT subsystem is the revolutionary PowerLink™ non-contact power system. The PowerLink system increases system uptime and significantly reduces maintenance time and costs. Eliminating many power components on the rotating gantry reduces weight, stress, and cost, and enables designers to combine different imaging techniques or diagnostic scanning with therapeutic delivery.

Subsystems and integrated gantries for multi-modality or hybrid CTs are another important growth area. We provide the X-ray "beamline" for a leading SPECT-CT (Single-Photon-Emission Computed Tomography - Computed Tomography) system. An integrated gantry, including the mechanical and electrical systems, the control computers, the drive mechanism, and the CT DAS for image-guided radiotherapy are supplied to an innovative radiation oncology company. Our customer uses the CT portion of the system *(far left)* to precisely locate lesions immediately prior to providing radiation therapy and to evaluate the progress of treatment.


U/S

Ultrasound Our Sound Technology Inc. (STI) subsidiary is an OEM supplier of high-end ultrasound transducers for a wide range of medical applications, including radiology, cardiology, obstetrics, gynecology, surgery, urology, and veterinary medicine. STI works with its customers to exceed all technical requirements, achieve optimal integration between transducers and ultrasound systems, and offer ergonomic solutions. STI offers the latest technologies, including endocavity transducers for real-time, volumetric imaging, and "single-crystal" phased arrays for superior acoustic performance, and is expanding its portfolio in emerging market segments such as endoscopic and intravascular ultrasound.



Our B-K Medical subsidiary is a technology and end-user market leader in specialized ultrasound, particularly for use in urology and surgery. B-K Medical is announcing two new ultrasound consoles that will begin shipping early in calendar 2009. The Flex Focus 1202 *(left)* is a mobile solution for the general, urology, and colorectal markets, while the UltraView 2202 elevates B-K Medical's flagship Pro Focus platform to a new level of image quality and performance. Through an agreement with Advanced Medical Diagnostics, B-K Medical provides HistoScanning™ tissue characterization for the prostate [510(k) pending]. A proprietary tissue differentiation, visualization, and evaluation technology, HistoScanning is designed to assist specialists in identifying changes in solid organ tissues. B-K Medical is also working with Varian Medical Systems to develop an interface between B-K Medical's systems and Varian's VariSeed 8.0 planning software for brachytherapy prostate cancer treatment.

Three new, contrast-imaging-capable transducers have been added to B-K Medical's extensive family of application-specific transducers. The 8823 transducer is a superb kidney-scanning probe for urological diagnostics that improves intercostal scanning comfort, and the T-shaped 8816 *(far left)* transducer provides superior image quality and a secure grip for surgeons in intraoperative settings. The compact 8824 surgical transducer features simultaneous biplane as well as both "I" and "T" scanning arrays, to image difficult-to-access sections of the abdominal cavity. B-K Medical is also changing how clinicians diagnose and treat pelvic floor dysfunction, providing the only complete solution to address incontinence, an important but seldom-discussed issue in women's health.



Digital Mammography Our Anrad subsidiary develops flat-panel digital detector plates for mammography that feature very high Detector Quantum Efficiency (DQE), fast acquisition rates, extremely low noise, and ghost-free operation. The plates capture image data directly on the patented detector, which includes an amorphous Selenium layer deposited on a thin-film transistor array, producing high-quality radiographic images and enabling fast patient throughput. Three of the world's best-known medical imaging companies have selected Anrad to supply flat-panel detector plates for their latest-generation Full-Field Digital Mammography (FFDM) systems *(far left)*, including systems for tomosynthesis.



Molecular Imaging Analogic supplies Fluorescent Molecular Tomography (FMT) systems for *in vivo*, small-animal imaging. Our customer is an innovative developer of critical fluorescence agents for optical molecular imaging. FMT systems employ infrared light for oncology research as well as for study of cardiovascular, pulmonary, skeletal, and inflammatory disease progression.

Physiological Monitoring Our expertise in signal acquisition and processing is also applied to physiological monitoring. We developed and market the well known LIFEGARD® Family of non-invasive vital signs and specialty monitors, including the innovative FETALGARD® Lite. We've also developed expertise in specialty parameters. Working with a major monitoring OEM, Analogic has developed market-leading monitors for invasive and minimally invasive Cardiac Output (CO) measurement, a key parameter in critical-care environments. Our innovative, non-invasive CO monitors enable cardiologists and other clinicians to obtain this data quickly, conveniently, and inexpensively in their offices. We are completing development of a small-footprint Arterial Pressure Cardiac Output (APCO) card that uses a critical-care patient's existing arterial line to provide continuous measurement of CO and blood pressure. This "custom card" approach enables OEMs to add important capabilities to existing monitors quickly and at a relatively low cost.

Precision Motion Controls Analogic also supplies digital servo controllers, and stepper and analog amplifiers for a wide range of industrial applications, including pick-and-place applications, semiconductor, and medical/life sciences equipment.


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Imaging the Future in Security


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Aviation Security Analogic develops and manufactures the world's most advanced aviation security screening systems. Our EXplosive Assessment Computed Tomography (EXACT®) system is the heart of L-3 Communications Security and Detection Systems' eXaminer 3DX® Explosives Detection System (EDS), which scans checked baggage for aircraft. Over 850 3DX systems are installed in 26 countries worldwide. Scanning up to 550 bags per hour in inline mode, the eXaminer 3DX system automatically detects explosives while providing enhanced, real-time, high-resolution 3-D images of the contents of a bag *(left)*. The scanner clears an industry-leading 98% of bags while they are in motion to the aircraft, which means fewer baggage problems and reduced costs for airports and airlines.


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This year we awarded L-3 exclusive rights to market and service our new checked-baggage scanning systems. One system, marketed by L-3 as the eXaminer SX EDS, applies Analogic's unique 3-D, continuous-flow technology to the needs of small and medium-sized airports, and can be a useful component in large airport screening networks. Available in four configurations, the SX system *(far left)* can scan up to 360 bags per hour in inline mode. Analogic is completing development of the eXaminer XLB, an ultra-high-speed, checked-baggage EDS designed for large, heavy-traffic airports. The XLB unit can scan up to 1100 bags per hour in continuous-flow mode with enhanced dual-X-ray detection. Expected to be available in late 2009, the XLB system will help large airports address the baggage-handling challenges posed by much larger passenger aircraft coming into service in the near future.

For checkpoint applications, our COBRA® automatic explosives and weapons detection system employs our 3-D, continuous-flow technology to detect a wide variety of threats, including guns, knives, and other weapons. The COBRA system can scan up to 500 bags or bins per hour. The 3-D imaging capability means travelers can keep laptop computers and "3-1-1" bags in their carry-on baggage. COBRA production units, which we market directly to the TSA, began shipping to U.S. airports in 2008. We applied the knowledge and experience we gained on the COBRA system to the eXaminer SX, and are discussing with the TSA a possible dual-use COBRA system for scanning checked and carry-on baggage.

Board of Directors

Directors

M. Ross Brown [4]
Retired Vice President
Analogic Corporation

Bernard M. Gordon
Founder, Former Chairman of the Board, and Former President and Chief Executive Officer of Analogic Corporation

James W. Green
President and Chief Executive Officer of Analogic Corporation

James J. Judge [1,3]
Senior Vice President, Chief Financial Officer and Treasurer of NSTAR Corporation

Michael T. Modic [2,3,4]
Chairman of the Neurological Institute at the Cleveland Clinic Foundation

Fred B. Parks [2,3,4]
Former Chairman of the Board of Directors and Former Chief Executive Officer of Urologix, Inc.

Bruce W. Steinhauer [1,2,3]
Professor of Medicine, University of Tennessee College of Medicine, and Former President and Chief Executive Officer of The Regional Medical Center at Memphis

Sophie V. Vandebroek [2,4]
Vice President and Chief Technology Officer of Xerox Corporation and President of the Xerox Innovation Group

Edward F. Voboril [1,3]
Chairman of the Board of Analogic Corporation; Former Chairman of the Board of Directors and Former Chief Executive Officer of Greatbatch, Inc.

Gerald L. Wilson [1,2,4]
Vice Chairman of the Board of Analogic Corporation; Former Dean, School of Engineering, and Professor, Massachusetts Institute of Technology

Executive Officers

James W. Green
President and Chief Executive Officer

John J. Millerick
Senior Vice President, Chief Financial Officer and Treasurer

John J. Fry
Vice President, General Counsel, and Corporation Secretary

Peter M. Howard
Senior Vice President and General Manager, OEM Products Group

Donald B. Melson
Vice President and Corporate Controller

Corporate Vice Presidents and General Managers

Peter Cempellin
Security Systems

James Da Costa
Corporate Business Development

Robert H. French
Customer Service

Michael J. Magnifico
Corporate Operations

Sorin Marcovici
Chief Technology Officer

John P. O'Connor
Engineering

Douglas B. Rosenfeld
Human Resources

Thor T. Wallace
Chief Information Officer

Daniel J. Webster, Jr.
Life Care Systems

Anrad Corporation

Mervat Faltas
President

B-K Medical ApS

Michael Brock
Managing Director

Copley Controls Corporation

Peter M. Howard
Vice President and General Manager

Sound Technology, Inc.

Farley Peechatka
President

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Transfer Agent

Computershare Trust Company, N.A.

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Nominating and Corporate Governance Committee*
[4] *Technology Committee*

FINANCIAL Information

Analogic Corporation

Anrad Corporation
4950 Levy
Saint-Laurent
Quebec, Canada H4R2P1

B-K Medical ApS
Mileparken 34 DK-2730
Herlev, Denmark

Copley Controls Corporation
20 Dan Road
Canton, MA 02021

Sound Technology, Inc.
1363 South Atherton Street
State College, PA 16803

Safe Harbor Statement

This report may contain projections or other forward-looking statements regarding future events or the future financial performance of the Company that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the "Risk Factors" section of the Company's Annual Report on Form 10-K, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with dependence on new product offerings, competition, patents, intellectual property and licensing, future growth, rapid technological and market change, manufacturing and sourcing, acquisition strategy, international operations, volatility of stock price, financial risk management, and potential volatility in operating results, among others.

A complete list of subsidiaries is available upon written request to the Senior Vice President, Chief Financial Officer, and Treasurer of the Company.

The Company's annual report on Form 10-K filed with the Securities and Exchange Commission, which provides additional information about the Company, is available to shareholders upon written request to the Senior Vice President, Chief Financial Officer, and Treasurer of the Company.

Printed in U.S.A.

ANALOGIC CORPORATION & SUBSIDIARIES

Selected Financial Data (in thousands, except per share data)

	Years Ended July 31,				
	2008	2007	2006	2005	2004
Summary of Operations					
Net revenue:					
Product	$388,506	$312,921	$323,486	$298,157	$275,777
Engineering	14,089	17,182	17,859	19,168	20,081
Other	10,914	10,679	10,100	9,154	8,347
Total net revenue	413,509	340,782	351,445	326,479	304,205
Gross margin	151,098	117,215	121,135	123,390	119,257
Income (loss) from operations	24,311	2,325	(5,249)	1,203	7,463
Net income	23,486	15,380	25,066	28,862	8,354
Net income per common share:					
Basic	$ 1.78	$ 1.11	$ 1.83	$ 2.13	$ 0.62
Diluted	1.77	1.10	1.81	2.12	0.62
Cash dividends declared per common share (1)	$ 0.40	$ 0.40	$ 0.38	$ 0.32	$ 0.32
Number of common shares:					
Basic	13,180	13,814	13,704	13,566	13,463
Diluted	13,290	13,946	13,853	13,619	13,519
Financial Position					
Cash, cash equivalents, and marketable securities	$186,442	$228,545	$258,237	$220,454	$176,637
Working capital	287,260	300,114	334,955	300,027	263,493
Total assets	511,165	459,141	488,645	496,705	452,822
Long-term liabilities	8,993	456	840	914	998
Stockholders' equity	428,506	393,357	431,925	399,157	367,167

(1) Dividends of $0.10 per share were declared for each of the quarters of fiscal year 2008. The policy of the Company is to retain sufficient earnings to provide funds for the operation and expansion of its business.

Common Stock Market Prices

The Company's Common Stock trades on the NASDAQ Global Select Market under the symbol: ALOG. The following table sets forth the high and low sales prices per share of the Common Stock, as reported by the NASDAQ Global Select Market, for each quarterly period indicated.

	NASDAQ Stock Market			
	Fiscal 2007		Fiscal 2008	
	8/1/06 — 7/31/07		8/1/07 — 7/31/08	
	High	Low	High	Low
First Quarter (8/1 — 10/31)	$59.35	$44.27	$79.02	$54.79
Second Quarter (11/1 — 1/31)	59.42	48.00	72.35	50.00
Third Quarter (2/1 — 4/30)	63.97	52.80	68.99	56.02
Fourth Quarter (5/1 — 7/31)	75.92	61.15	73.72	57.38

As of August 31, 2008, there were approximately 840 holders of record of the Common Stock.

ANALOGIC®

The World Resource for Health & Security Technology

8 Centennial Drive
Peabody, Massachusetts 01960
Telephone: (978) 326-4000
FAX: (978) 977-6811
www.analogic.com

END

0779-AR-08